Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-151032 and 333-217891 on Form S-8 of Triple-S Management Corporation of our report dated March 9, 2017, relating to the consolidated financial statements and financial statement schedules of Triple-S Management Corporation and its subsidiaries, and our report dated March 9, 2017 (August 9, 2017 as to the material weakness), relating to the effectiveness of  Triple-S Management Corporation's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in this Form 10-K/A of Triple-S Management Corporation for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico
August 9, 2017